February 4, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-5010

Attn: Ajay Koduri

Re:	3DIcon Corporation

Amendment No. 4 to

Registration Statement on Form S-1

Filed November 15, 2012

File No. 333-182532

Dear Mr. Koduri:

We are counsel to 3DIcon Corporation (the “Company”). We hereby submit, on behalf of the Company, a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated November 23, 2012 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1/A filed on November 15, 2012 (the “Form S-1”). Set forth below are the Company’s responses to the Staff’s comments and are filed in conjunction with Amendment No.5 to the Form S-1, which amendment was filed on January 31, 2013 (“Amendment No. 5”). For convenience of the Staff, the numbered paragraphs below correspond to the numbered paragraphs contained in the Comment Letter.

General

1.	Please confirm the purchase price for the Units and conversion and exercise prices for the Series A preferred shares and Class A and Class B Warrants will be fixed for the entire duration of the offering including in the preliminary prospectuses circulated prior to effectiveness.

Response:

The Company does not intend to move forward on the Unit offering discussed in the Form S-1 and has undertaken only to register shares to be resold by the selling shareholders listed in Amendment No. 5. Accordingly, the Company does not believe this comment to be applicable anymore.

2.	Further, if the purchase price or conversion and exercise prices will be changed after effectiveness, please explain whether you believe these changes would result in a new security that should be registered under a separate registration statement.

Response:

The Company does not intend to move forward on the Unit offering discussed in the Form S-1 and has undertaken only to register shares to be resold by the selling shareholders listed in Amendment No. 5. Accordingly, the Company does not believe this comment to be applicable anymore.

3.	Please file all of your exhibits such as the legal opinion and certificate of designation for the Series A preferred shares.

Response:

The Company does not intend to move forward on the Unit offering discussed in the Form S-1 and has undertaken only to register shares to be resold by the selling shareholders listed in Amendment No. 5. Accordingly, the Company does not believe a certificate of designation is needed anymore. However, the Company acknowledges that the next amendment to the Form S-1 requires the filing of a legal opinion.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Very Truly Yours,

/s/ Jay Yamamoto for

___________________

Greg Sichenzia